Exhibit 99.1

Press Release

VERAXA Biotech Appoints Christoph Erkel as Chief Scientific Officer to
Advance BiTAC® Technology Platforms and Portfolio

ZURICH, SWITZERLAND – July 23, 2026 -- VERAXA Biotech AG (NASDAQ: VRXA; “VERAXA”), an emerging leader in designing novel cancer therapies, today announced the appointment of Christoph Erkel, Ph.D., as Chief Scientific Officer (CSO), effective immediately. Christoph Erkel, previously Vice President of Research & Development at VERAXA, will apply his extensive management expertise in R&D to direct and accelerate development of the company’s proprietary BiTAC® (bi-targeted tumor-associated cytotoxicity) platform technologies, with the goal of developing safer and more effective cancer treatments for patients with solid tumors. He succeeds Rick Austin, Ph.D., who will be leaving the company after a successful transition period.

Christoph Erkel is an accomplished scientific leader with 20 years of expertise in antibody therapeutics, with a career bridging early-stage discovery and clinical readiness. His expertise includes antibody engineering and preclinical development, advancing candidate molecules up to IND submission. Prior to joining VERAXA, he served as Research Program Leader at MorphoSys AG (acquired by Novartis), where he led cross-functional teams and therapeutic programs in immuno-oncology, including the development of conditionally active T cell engagers for solid and hematologic tumors. Earlier, he held senior roles in Discovery Biology and Antibody Engineering, as well as scientific and leadership positions at Sloning BioTechnology GmbH. Christoph Erkel earned his Ph.D. in Biology from Philipps University in Marburg and conducted postdoctoral research at the Max Planck Institute for Terrestrial Microbiology.

“I am excited to take on this role at such a pivotal moment for VERAXA,” said Christoph Erkel, Ph.D., Chief Scientific Officer of VERAXA. “Our mission to translate the groundbreaking potential of the BiTAC platforms into transformative therapies for patients is both inspiring and pressing. I look forward to working with our exceptional team to expand our pipeline, accelerate our programs toward clinical trials, and deliver on the promise of a new generation of oncology treatments.”

“We would like to thank Rick Austin for his many contributions during this transformative phase of our company’s journey,” said Oliver R. Baumann, Chairman of the VERAXA Board. “His leadership has been instrumental in shaping our pipeline and target decisions. At the same time, we are thrilled to welcome Christoph Erkel as our new CSO. Christoph’s proven ability to manage complex, multi-disciplinary projects and his deep scientific expertise will be instrumental as we advance our innovative BiTAC technology platform and expand our product portfolio.”

VERAXA Biotech AG / Talacker 35 / CH-8001 Zürich

VERAXA Biotech GmbH / Im Neuenheimer Feld 584 / 69120 Heidelberg

About VERAXA Biotech AG (NASDAQ: VRXA)

At VERAXA, we are building a premier engine for the discovery and development of next-generation antibody-based therapeutics, including conditionally active T cell engagers, bispecific ADCs and other innovative formats. Powered by a suite of transformative technologies and guided by rigorous quality-by-design principles, we are rapidly advancing our pipeline of TCEs, ADCs, and proprietary BiTAC formats into clinical development and beyond. VERAXA was founded on scientific breakthroughs made at the European Molecular Biology Laboratory (EMBL), a world-renowned institution known for pioneering life science research and cutting-edge technology.

For regular updates about VERAXA Biotech, visit www.veraxa.com or follow us on LinkedIn, X (formerly known as Twitter) and Bluesky.

BiTAC® is a registered trademark of VERAXA Biotech GmbH.

Forward-looking Statements

This press release may contain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. All statements that address activities, events, or developments that VERAXA Biotech AG (the “Company”) intends, expects, plans, projects, believes, or anticipates will or may occur in the future are forward-looking statements, including the Company’s ability to identify, secure, and maintain key personnel and the ability of its technological platform to produce transformative therapeutics. Such forward-looking statements are based on current expectations and involve inherent risks and uncertainties, including factors that could delay, divert or change any of them, and could cause actual outcomes and results to differ materially from current expectations. Such forward-looking statements are based on current expectations and involve inherent risks and uncertainties, including factors that could delay, divert or change any of them, and could cause actual outcomes and results to differ materially from current expectations. No forward-looking statement can be guaranteed. Forward-looking statements contained on this press release should be evaluated together with the many uncertainties that affect the Company’s business, particularly those identified or referenced in the risk factors section of the Company’s most recent Annual Report on Form 20-F and any subsequent reports on Form 6-K. These documents are available from the Securities and Exchange Commission, the Company website or from Company Investor Relations.

In addition, any information contained in this press release was current as of the date presented and should not be relied upon as representing our estimates as of any subsequent date. While we may elect to update forward-looking statements at some point in the future, we specifically disclaim any obligation to do so, even if our estimates change, whether as a result of new information, future events or otherwise. Consequently, the company will not update the information contained in this press release and investors should not rely upon the information as current or accurate after the presentation date.

VERAXA Biotech AG / Talacker 35 / CH-8001 Zürich

VERAXA Biotech GmbH / Im Neuenheimer Feld 584 / 69120 Heidelberg

Contact

VERAXA Biotech AG – Corporate
Christoph Antz, Ph.D.
Chief Executive Officer, Co-Founder
investors@veraxa.com

For Media and Investors – U.S.
Brandon Weiner
ICR Healthcare
VERAXA@icrhealthcare.com

For Media and Investors – EU
Mario Brkulj
investors@veraxa.com

VERAXA Biotech AG / Talacker 35 / CH-8001 Zürich

VERAXA Biotech GmbH / Im Neuenheimer Feld 584 / 69120 Heidelberg

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